

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Terry Wang
Chief Financial Officer
Trina Solar Limited
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People's Republic of China

> **Re: Trina Solar Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **File No. 001-33195**

Dear Mr. Wang:

    We have reviewed your response letter dated November 23, 2010 and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

For m 20-F for the Fiscal Year Ended December 31, 2009

Item 3. Key Information, page 4

D. Risk Factors, page 6

"Our costs and expenses may increase as a result of entering into fixed price, prepaid arrangements with our suppliers," page 8

1.   We note your response to prior comment 11. Based on this response, it appears that you are exposed to a risk of increased prices under your supply contracts should the price of polysilicon increase in future periods. Please revise this risk factor in future filings to also address the impact of such increased prices or otherwise explain why you do not believe this represents a material risk.

Consolidated Statements of Cash Flows, page F-8

2.   We note your response to prior comment 4. Similar to your response, revise future filings to clearly disclose your policy for recording changes in restricted cash as investing activities.

Note 2. Summary of Principal Accounting Policies, page F-10

-(k) Revenue recognitions, page F-15

3.   We note your response to prior comments 6 and 10. With a view towards disclosure, please revise your future filings to clearly disclose that you extend payment terms for certain qualified customers up to 90 days.

4.   Further to the above, we note from your response to prior 6 that your extended payment terms are due in part to changes in the customers related financing agreements. You state that certain financing agreements provided that loans would be released to customers only after solar plants were constructed and connected to a national grid. Please further expand your disclosures in future filings to explain in more detail how you consider the delayed financing in your consideration of the collectability criteria for revenue recognition. Specifically address how you evaluate whether the customer has the ability and intent to pay should it not obtain the related financing amounts. Also address how your evaluation considers whether the customer will satisfy the requirements to draw down the financing amounts. Provide us with a sample of your proposed revised disclosures.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief